SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Director/PDMR Shareholding

15 March 2011

AVIVA PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs')

Patrick Regan, Chief Financial Officer, was granted an award over 433,959 ordinary shares of 25 pence each, under the CFO Recruitment Share Awards Plan, on 11 March 2010 . In accordance with the rules of this Plan the first tranche of the award has now vested and 88,155 ordinary shares were released, for no consideration, on 14 March 2011. The release included additional shares received in lieu of cash dividends which have been settled on a net of tax basis.

Should you have any queries concerning this announcement please contact Joanne Bujak, Group Secretarial, Aviva plc (020 7662 2563).

K A Cooper, Group General Counsel and Company Secretary
Aviva plc
London

This notification is made pursuant to Disclosure Rule 3.1.4. Aviva was notified of the above transactions on 14 March 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 March, 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary